Exhibit 99.1

Text of Footnote 1:

(1) Pursuant to the Agreement and Plan of Merger dated as of July 31, 2007, by and among Dow Jones & Company, Inc. (the "Company"), News Corporation, Ruby Newco LLC ("Newco") and Diamond Merger Sub Corporation, as amended (the "Merger Agreement"), the Reporting Person disposed of 31,635 shares of Company common stock in exchange for $60.00 in cash per share and 7,813 shares of Company common stock in exchange for 22,408 Newco Class B common units and $9.73 in cash. Under the Merger Agreement, the number of Newco Class B common units received for each share of Company common stock was 2.8681, which represents the quotient of (A) $60.00 divided by (B) $20.9198, the volume weighted average price per share of News Corporation Class A common stock on the New York Stock Exchange over the five (5) trading days ending on December 12, 2007 (the "Exchange Ratio"). Fractional Newco Class B common units were not issued; rather, the fractional portion of the determined number of Newco Class B units was paid to the Reporting Person in cash.